NO ACT

PE
12-09-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[redacted]

14008450

DIVISION OF
CORPORATION FINANCE

Received

DEC 24 2014

Washington, DC 20549

December 24, 20

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 12-24-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 9, 2014

Dear Mr. Mueller:

This is in response to your letter dated December 9, 2014 concerning the shareholder proposal submitted to GE by Kevin Mahar. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Kevin Mahar

FISMA & OMB Memorandum M-07-16

December 24, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 9, 2014

The proposal relates to director nominations.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(b). In our view, the proponent has provided a written statement regarding his intent to hold GE's common stock through the date of the meeting of shareholders as required by rule 14a-8(b). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

December 9, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Kevin Mahar
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareowners (collectively, the "2015 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Kevin Mahar (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal requests that the Company's Board of Directors adopt a bylaw to include in the Company's proxy materials the name and certain information regarding any person nominated pursuant to certain procedures described in the Proposal. *See* Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to provide a statement of intent to hold the requisite number of Company shares through the date of the 2015 Annual Meeting of Shareowners.

BACKGROUND

The Proponent, who is a registered holder of Company common stock, submitted the Proposal to the Company via facsimile on November 10, 2014. *See* Exhibit A. The Proponent's submission contained two procedural deficiencies: (i) it did not provide verification of the Proponent's ownership of the requisite number of Company shares from the record owner of those shares; and (ii) it did not include a statement of the Proponent's intent to hold the requisite number of Company shares through the date of the 2015 Annual Meeting of Shareowners, as required by Rule 14a-8(b).

Accordingly, in a letter dated November 18, 2014, which was sent on that date via overnight delivery within 14 days of the date the Company received the Proposal, the Company notified the Proponent of the procedural deficiencies, as required by Rule 14a-8(f)(1) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8(b) and how he could cure the procedural deficiencies. The Deficiency Notice also included a copy of Rule 14a-8.

The Deficiency Notice was delivered to the Proponent on November 19, 2014. *See* Exhibit C. The Company received the Proponent's response to the Deficiency Notice via facsimile on December 1, 2014. *See* Exhibit D. The Proponent's response included a copy of his stock certificate indicating that he is the registered holder of 1,177 shares of Company common stock. The cover sheet of his facsimile states: "[P]lease see copy of GE shares that I own and will continue to own at least until after April 30, 2015." *See* Exhibit D.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Provide A Statement Of Intent To Hold The Requisite Shares Through The Date Of The 2015 Annual Meeting of Shareowners.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must . . . continue to hold [at least $2,000 in market value, or 1%, of the company's] securities through the date of the meeting," and Rule 14a-8(b)(2) requires shareowner proponents to provide companies with a written statement of their intent to comply with this requirement. The Deficiency Notice alerted the Proponent to this requirement, informed him that he failed to satisfy it, and stated how he could cure the deficiency.

Specifically, the Deficiency Notice stated:

> Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

The Proponent failed to provide the Company with a written statement of his intent to hold the requisite number of Company shares through the date of the 2015 Annual Meeting of Shareowners, as required by Rule 14a-8(b), despite the Company's timely Deficiency Notice. In his response to the Deficiency Notice, the Proponent only states that he "will continue to own [his GE shares] at least until after April 30, 2015." *See* Exhibit D. This statement does not commit the Proponent to continue to own sufficient shares through the date of the 2015 Annual Meeting of Shareowners, as explained in more detail below.

Rule 14a-8(b)(2) makes clear, with respect to proponents who are registered holders of a company's stock, that even though the company can verify the registered holder's stock ownership on its own, a registered holder "will still have to provide the company with a written statement that [he or she] intend[s] to continue to hold the securities through the date of the *meeting* of shareholders" (emphasis added). Staff Legal Bulletin No. 14 (July 13, 2001) likewise states:

> Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder *meeting*?
>
> Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal (emphasis added).

Similarly, Staff Legal Bulletin No. 14F (Oct. 18, 2011) provides that a shareowner must "continue to hold the required amount of securities through the date of the *meeting* and must provide the company with a written statement of intent to do so" (emphasis added).

The Staff has consistently concurred in the exclusion of shareowner proposals submitted by proponents who have failed to provide the necessary written statement of intent to continue holding the requisite amount of shares through the date of the shareowner meeting at which the proposal will be voted on by shareowners. For example, in *Bank of America Corp.* (avail. Feb. 7, 2014), the Staff concurred that the company could exclude a shareowner proposal where the proponent stated that he "do[es] intend on keeping my stocks (holder of 348 shares) which entitles me to vote." The company noted that the proponent's statement did not commit him to own sufficient shares through the date of the annual meeting; at best, the statement implied that the proponent would hold the shares through the date of the meeting. Likewise, in *Verizon Communications Inc.* (avail. Jan. 10, 2013), the Staff concurred that the company could exclude a shareowner proposal where the proponents stated that they intended to hold the company's shares "into the foreseeable future" rather than through the date of the shareowner meeting. *See also AT&T Inc.* (avail. Jan. 3, 2013) (same). Similarly, in *Exxon Mobil Corp.* (avail. Jan. 23, 2001), the Staff concurred that the company could exclude a shareowner proposal where the proponent stated that he held "and will hold if possible until after the [m]eeting the required $2000.00 in stock."[1]

---

[1] *See also International Business Machines Corp.* (avail. Dec. 28, 2010); *Fortune Brands, Inc.* (avail. Apr. 7, 2009); *Rite Aid Corp.* (avail. Mar. 26, 2009); *Exelon Corp.* (avail. Feb. 23, 2009); *Fortune Brands, Inc.* (avail. Feb. 12, 2009); *Sempra Energy* (avail. Jan. 21, 2009); *Washington Mutual, Inc.* (avail. Dec. 31, 2007); *Sempra Energy* (avail. Dec. 28, 2006); *SBC Communications Inc.* (avail. Jan. 2, 2004) (in each case, the Staff concurred

(Cont'd on next page)

As with the proponents' statements in *Bank of America*, *Verizon Communications*, *AT&T*, and *Exxon Mobil*, the Proponent's statement does not commit that he will hold sufficient shares through the date of the 2015 Annual Meeting of Shareowners and instead only commits to hold his shares through April 30, 2015. While the Company publicly announced on December 8, 2014, that its 2015 Annual Meeting of Shareowners will occur on April 22, 2015, when the Proponent delivered his statement on December 1, 2014, there was no certainty as to when the annual meeting would occur. Moreover, even though the Company has publicly announced the date of the meeting, the Board of Directors has discretion to postpone the meeting to a later date should it determine a postponement to be appropriate.[2] Thus, the Proponent's statement that he will hold his shares through April 30, 2015, was not at the time it was given and even now is not sufficient to satisfy the requirement in Rule 14a-8(b)(2) that he commit to hold his shares "through the date of the *meeting* of shareholders" (emphasis added). Accordingly, the Proposal is properly excludable under Rules 14a-8(b) and 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter

---

(Cont'd from previous page)

in the exclusion of a shareowner proposal where the proponent did not provide a written statement of intent to hold the requisite number of company shares through the date of the meeting at which the proposal would be voted on by shareowners).

[2] Although the Company's By-Laws provide that, absent action by the Board of Directors, the Company's annual meeting of shareowners will be held in the fourth week of April, the Company's Board of Directors has discretion under the By-Laws to change this date. Specifically, Article VII of the Company's By-Laws states: "[T]he annual statutory meeting required by Section 602(b) of the New York Business Corporation Law shall be held on the fourth Wednesday in April of each year, *or as the Board of Directors may from time to time otherwise determine*" (emphasis added). Thus, there is no legal mandate that requires or assures that the 2015 Annual Meeting of Shareowners will in fact be held on or before April 30, 2015.

should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671, Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance at (203) 373-2227 or Aaron K. Briggs, the Company's Corporate, Securities and Finance Counsel, at (203) 373-2967.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Aaron K. Briggs, General Electric Company
Kevin Mahar

<u>EXHIBIT A</u>

The Proposal

IUE-CWA Local 201 Lynn, MA

A Force For Working Families AFL-CIO

112 Exchange St., Lynn, MA 01901

FAX # (781) 595-8770 PHONE # (781) 598-2760

FAX

TO: BRACKETT B DENNISON III SECRETARY GENERAL ELECTRIC AND LORI ZYSKOWSKI

FROM: KEVIN P MAHAR

DATE: NOV 10, 2014 FAX #: 781-595-8770

NUMBER OF PAGES (Including cover page) 3

NOTES:

PLEASE SEE PROPOSAL "PROXY ACCESS TO NOMINATE DIRECTOR CANDIDATES PEASE PROCESS PROPOSAL AS ENCLOSED IF ANY PROBLEMS PLEASE CALL ME AT ***FISMA & OMB Memorandum M-07-16***

Kevin P. Mahar Nov 10, 2014

NOV-10-2014 15:40

P.001

Proxy Access to Nominate Director Candidates

Kevin D, Mahar, ***FISMA & OMB Memorandum M-07-16*** ., the owner of 1000 shares of the Company's common stock proposes the following shareholder resolution for inclusion in the Company's statement for the 2015 Annual Meeting.

Proposal

RESOLVED: The shareholders of General Electric hereby ask our Board of Directors to adopt a "proxy access" bylaw with conforming amendments to related bylaws, that require General Electric to include in any proxy material prepared for a shareholder meeting at which directors will be elected, the name, Disclosure and Statement (as defined herein) of any person nominated for election to the Board by a shareholder or group thereof (the "Nominator") that meets the criteria set out below. General Electric shall allow shareholders to vote on such nominee(s) on General Electric proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed 20 percent of the number of directors then serving. This by law should provide that a Nominator must:

(a)Have a beneficially owned 3% or more of General Electric's outstanding common stock continuously for at least three years before the nomination is submitted;

(b) Give General Electric written notice , within the time period identified in General Electric's bylaws, of information required by the bylaws and any rules of the Securities & Exchange Commission about (i) the nominee, including his or her consent to being named in the proxy material, to serving as a director if elected , and to public disclosure of date required by General electric's bylaws; and (ii) the Nominator, including proof of ownership of the required share (the "Disclosure"); and

(c)Certify that (i) it assumes liability stemming from any legal violation arising out of the Nominator's communication with shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable legal requirements in its own soliciting material: and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at General Electric.

The Nominator may submit with the Disclosure a supporting statement not exceeding 500 words (the "Statement"). The Board shall adopt procedures of timely resolving disputes over whether the notice of a nomination, Disclosure and Statement satisfy the by law and any applicable regulations, and the priority to be given the multiple nominations exceeding the 20 percent requirement.

Supporting Statement

We believe the long-term General Electric owners should have a meaningful voice in electing directors.

The process proposed here adopts the strict 3% and 3 year eligibility threshold the SEC adopted in its now-vacated 2010 proxy access rule.

The 20% limit on shareholders-nominated candidates will prevent abuse, we believe, and is the limit Hewett –Packard agreed to put before shareholders in 2013 with a recommended "yes" vote.

The need for enhanced accountability at General Electric is compelling.

Please vote FOR this proposal.

EXHIBIT B

Deficiency Notice

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 18, 2014

VIA OVERNIGHT MAIL
Mr. Kevin Mahar

FISMA & OMB Memorandum M-07-16

Dear Mr. Mahar:

I am writing on behalf of General Electric Company (the "Company"), which received on November 10, 2014, your shareowner proposal entitled "Proxy Access to Nominate Director Candidates" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Lori Zyskowski, Executive Counsel, Corporate, Securities & Finance, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Ms. Zyskowski at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671, or Ms. Zyskowski at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

EXHIBIT D

Correspondence From Mahar, Including The Statement Of Intent To Hold Through April 30, 2015 And The Stock Certificate

DEC-01-2014 13:59 P.001

IUE-CWA Local 201 Lynn, MA

A Force For Working Families AFL-CIO

112 Exchange St., Lynn, MA 01901

FAX # (781) 595-8770 **PHONE** # (781) 598-2760

FAX

TO: Ms Lori Zyskowski, Executive Council Corporate, Securities & Financial General Electric

FROM: Kevin D. Mahar

DATE: Dec 1, 2014 FAX#: 781-595-8770

NUMBER OF PAGES (Including cover page) 3.

NOTES:

Dear Ms Zyskowski please see copy of GE shares that I own and will continue to own at least until after April 30, 2015 If there is any question on this please advise me or call ***FISMA & OMB Memorandum M-07-16***

Kevin D Mahar Dec 1, 2014

Dec 1, 2015

GE 203 3733077

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 18, 2014

VIA OVERNIGHT MAIL
Mr. Kevin Mahar

FISMA & OMB Memorandum M-07-16

Dear Mr. Mahar:

I am writing on behalf of General Electric Company (the "Company"), which received on November 10, 2014, your shareowner proposal entitled "Proxy Access to Nominate Director Candidates" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2015 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Under Rule 14a-8(b) of the Exchange Act, a shareowner must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareowner's intent to continue ownership of the required number of shares through the date of the Company's annual meeting. Your correspondence did not include such a statement. To remedy this defect, you must submit a written statement that you intend to continue holding the required number of Company shares through the date of the Company's 2015 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Lori Zyskowski, Executive Counsel, Corporate, Securities & Finance, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to Ms. Zyskowski at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671, or Ms. Zyskowski at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

cc: Lori Zyskowski, General Electric Company

Enclosure